Exhibit 99
                                                                      ----------


(Graphic Omitted) Koor Industries Ltd.



KOOR INDUSTRIES LTD. REPORTS CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND NINE MONTHS OF 2005

o Net Income for third quarter 2005 $5.2 million - up 74% from the third quarter 2004
o Net Income for nine months 2005 $43.5 million - up 57% from nine months 2004

ROSH HA'AYIN, Israel - November 22, 2005 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the third quarter and nine months ended September 30, 2005.

THIRD QUARTER 2005 RESULTS
Net income for the third quarter was $5.2 million or $0.31 per diluted ordinary share and $0.06 per American Depositary Share ("ADS"), up 74% from $3.0 million or $0.18 per diluted ordinary share and $0.04 per ADS for the third quarter last year.

The increase in the net income stems primarily from the continued increase in the net profits of Makhteshim Agan Industries and ECI Telecom.

During the quarter, Koor signed an agreement with Bank Hapoalim Ltd, a leading commercial bank, to reschedule NIS 724 million ($157 million) of its bank debt, previously due for repayment in the second half of 2006, into a new 5-year bullet loan due for repayment in the second half of 2010. The loan is also at substantially better terms, and is expected to contribute to an annual savings of $3 million in cash interest expenses.

Commenting on the results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "This quarter Makhteshim Agan and ECI Telecom continued to show growth in their respective markets with increased sales and net profit. Our private holdings also continue to show improved performance - Telrad presented good revenue and margin growth, presenting a slight loss. The Elisra Group, which opted to record a one-time charge following a delay in completion of two innovative projects, continues to build a strong order pipeline, and expects several key substantial orders within the next few months. The Sheraton Moriah hotel chain also presented a small net profit, for the first time in several years."

"Looking ahead, we continue to work closely with our partners, Elbit Systems, to complete the 'defense transaction'. To date we have received all approvals save for the approval of the Israeli Anti-Trust commissioner which we hope to receive soon. On the investment front, deal flow is strong, and we are actively pursuing several investment directions as a long term private equity partner"

Commenting on Koor's debt structure Ran Maidan, Chief Financial Officer and Senior Vice President added: "This quarter we took advantage of Koor's performance to further increased our financial strength both by extending our loan period by five years, and by doing so at substantially better terms. The new debt will help free additional resources for Koor's future investments."


NINE MONTHS 2005 RESULTS
Net income for the nine months was $43.5 million or $2.63 per diluted ordinary share and $0.53 per American Depositary Share ("ADS"), up 57% from $27.8 million or $1.70 per diluted ordinary share and $0.34 per ADS for the same period last year.

Net income for the nine months included several one time items the main one being a $28.2 million one-time capital gain (after deduction of a deferred tax


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asset of $15.1 million recorded in the fourth quarter of 2004), from the sale of
15.9 million of shares of Makhteshim Agan held by Koor. Other one time items include capital gains from the conversion of convertible debentures at Makhteshim Agan Industries and from the sale of 19% of Tadiran Communications to Elbit Systems, partially offset by restructuring charges at Telrad and charges recorded to adjust the value of certain companies to their fair market value.

Net income for the nine months last year included a capital gain of $22 million (also net of a deferred tax asset recorded in the fourth quarter of 2003) from the sale of 27 million shares of Makhteshim Agan in January 2004, a net capital gain from the sale of 16% of Knafaim Arkia, and a charge following the impairment of a tax asset at Telrad Networks.

RESULTS OF KEY HOLDINGS*

TELECOMMUNICATIONS
ECI Telecom (in accordance with US GAAP) (30%, NASDAQ: ECIL, recorded using equity method) Revenues for the third quarter totaled $162.4 million, a 26% increase compared to $128.5 million in the third quarter of 2004. Operating income for the quarter totaled $6.5 million, compared to $6.4 million in the third quarter of 2004. Net profit for the quarter totaled $6.2 million, compared to a net profit of $6.0 million in the third quarter last year. ECI's results for the third quarter included, for the first time, the full quarterly results of Laurel Networks, which amounted to a $7.7 million loss in the quarter. On a non-GAAP basis, after excluding the effect of Laurel, ECI's net income totaled $13.9 million in the third quarter.

Revenues for the nine months totaled $460.8 million, a 29% increase compared to $357.0 million in the nine months of 2004. Operating income for the nine months totaled $33.7 million, compared to $7.4 million in the nine months of 2004. Net profit for the nine months totaled $32.2 million, compared to $1.3 million (including ECTel) in the nine months last year.

Telrad Networks (61% - recorded using equity method; during 2004 - consolidated) Revenues for the third quarter totaled $26.5 million, a 20% increase compared to $22.0 million for the third quarter of 2004. Net loss for the quarter was $0.2 million, compared to a $14.5 million net loss in the third quarter of 2004. Revenues for the nine months totaled $74.5 million, compared to $82.0 million for the nine months 2004. Net loss for the nine months was $17.5 million, compared to a $17.8 million net loss in the nine months of 2004. The net loss for the nine months included several one time items recorded in the first quarter of 2005 including restructuring charges following the implementation of the restructuring and refocusing plan.

AGROCHEMICALS
Makhteshim-Agan Industries (32%, TASE: MAIN, recorded using equity method; consolidated during 2004) Revenues for the third quarter totaled $402.1 million, an 11% increase compared to $362.8 million for the same period in 2004. Operating profit for the quarter was $69.3 million, compared to $68.5 million in the same period in 2004. Net profit for the quarter totaled $47.1 million, compared to $37.3 million for the third quarter of 2004. Net profit for the quarter included a one-time $5.6 million income which reflects the impact of Israel's new reduced corporate tax rate on Makhteshim Agan's tax asset.

Revenues for the nine months totaled $1,335.6 million, an 18% increase compared to $1,129.3 million for the same period in 2004. Operating profit for the nine months was $264.7 million, compared to $218.8 million in the same period in 2004. Net profit for the nine months totaled $158.4 million, compared to $123.0 million for the nine months of 2004.

DEFENSE ELECTRONICS
Elisra Group (70% - consolidated)
Revenues for the third quarter totaled $53.2 million, compared to $61.6 million in the third quarter of 2004. Net loss for the quarter totaled $2.0 million, compared to breaking even in the third quarter last year. Net profit for the quarter included a $5 million charge following the re-evaluation of the cost to complete of two innovative projects, involving state-of-the-art technologies.


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Elisra's order backlog, as at the end of the quarter, totaled approx. $400 million dollars, representing almost two years of revenues. The company is currently in advanced negotiations for several substantial international orders due to be received during the next few months.

Following the agreement signed with Elbit Systems, for the sale of Koor's 70% in Elisra to Elbit Systems, Elisra distributed, during the third quarter, as a dividend in kind, to Koor (70%) and Elta\Israel Aircraft Industries (30%), its entire shareholding in Dekolink Wireless Ltd. ("Dekolink"). Dekolink is a commercial start up active in the area of improving coverage in the cellular space. Dekolink expects to generate this year revenues of over $20 million with an estimated 10% net margin. Elisra's financial results for the quarter and nine months exclude Dekolink's results.

Revenues for the first nine months totaled $169.9 million, compared to $185.1 million in the first nine months of 2004. Net loss for the nine months totaled $0.8 million, compared to a $0.5 million in the nine months last year.

Tadiran Communications (14%, TASE: TDCM, recorded according to equity method) Revenues for the third quarter totaled $72.4 million, compared to $72.0 million for the same period in 2004. Operating profit for the quarter was $14.7 million, compared to $14.4 million in the same period in 2004. Net profit for the quarter totaled $12.7 million, compared to $10.4 million for the third quarter of 2004.

Revenues for the nine months totaled $219.2 million, compared to $236.1 million for the same period in 2004. Operating profit for the nine months was $44.3 million, compared to $50.1 million in the same period in 2004. Net profit for the nine months totaled $36.8 million, compared to $36.7 million for the nine months of 2004.

Elbit Systems (8%, NASDAQ: ESLT, recorded according to cost method)
Revenues for the third quarter totaled $273.6 million, a 22% increase compared to $223.8 million for the same period in 2004. Operating profit for the quarter was $20.0 million, compared to $16.9 million in the same period in 2004. Net profit for the quarter totaled $14.6 million, compared to $13.3 million for the third quarter of 2004.

As a result of the completion of the second stage of the agreement to acquire Koor's 5% holding in Tadiran Communications, Elbit Systems recorded a $1.2 million write-off of In-Process Research & Development in the third quarter of 2005.

Revenues for the nine months totaled $748.1 million, a 12% increase compared to $669.2 million for the same period in 2004. Operating profit for the nine months was $54.9 million, compared to $48.5 million in the same period in 2004. Net profit for the nine months totaled $38.2 million, compared to $38.9 million for the nine months of 2004.

* Our Key Holdings' results are presented as published. Differences may occur during consolidation given accounting principles and currency translation differences.
* The results of the companies reporting in New Israeli Shekels (NIS) were converted to US$ using the NIS\$ conversion rate as at September 30, 2005 of NIS 4.598.

Conference call details:
Date:                 November 23, 2005
Time:                 11:00 am EDT (17:00 UK, 18:00 Israel)
United States phone:  1-866-860-9642  Canada phone:            1-866-485-2399
UK phone:             0-800-917-5108  Israel or International: 972 (0)3 918 0600

Replay no. (until December 7, 2005): 1 888 269 0005 (US), +972 (0) 3 925 5929
(International) or on Koor's website under 'Investor Relations' - www.koor.com
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**************       Financial      Tables         Follow         **************
About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group Tadiran Communications (TASE: TDCM) and Elbit Systems (NASDAQ: ESLT); and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs
(American Depositary Shares) are traded on the New York Stock Exchange (NYSE:
KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE:
KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Ran Maidan - Senior Vice President and Chief Financial Officer, Koor Industries, Tel. +9723 9008 310 or
Fiona Darmon - Vice President Investor Relations, Koor Industries, Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings. The Company does not undertake to (and expressly disclaims any obligation to) update any such forward-looking statements.










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

Koor Industries Ltd.                                                                                        (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations

                                                                                                                       Twelve Months
                                                      Nine Months Ended               Three Months Ended                  Ended
                                                        September 30                     September 30                  December 31
                                                    2005(i)        2004(ii)            2005(i)        2004(ii)          2004(ii)
                                                  ----------    ------------    ---------------    ------------    -----------------
                                                          Unaudited                       Unaudited                      Audited
                                                  --------------------------    -------------------------------    -----------------
                                                                                Convenience translation
                                                                                -----------------------
                                                                              (U.S. dollars in thousands)
                                                                              ---------------------------
Income and profits:
Revenue from sales and services                     360,321       1,485,215            110,336         478,839             2,007,106
Group's equity in the operating results of           64,936             475             13,776           (262)               (6,022)
affiliates, net

Other income, net                                    35,715           4,674              2,721               -                     -
                                                  ----------    ------------    ---------------    ------------    -----------------
Total Income and Profits                            460,972       1,490,364            126,833         478,577             2,001,084

Expenses and losses:
Cost of sales and services                          297,101       1,012,502             91,592         324,888             1,367,482
Selling and marketing expenses                       34,301         183,091             10,044          65,290               254,938
General and administrative expenses                  36,266          82,692             11,907          25,568               114,398
Other expenses, net                                      -                -                  -           1,905                17,129
Finance expenses, net                                31,175          47,102              9,709          13,753                59,017
                                                  ----------    ------------    ---------------    ------------    -----------------
Total Expenses and Losses                           398,843       1,325,387            123,252         431,404             1,812,964

Earnings before income tax                           62,129         164,977              3,581          47,173               188,120
Income tax                                         (19,284)        (66,687)              1,261        (22,006)              (62,440)
                                                  ----------    ------------    ---------------    ------------    -----------------
Earnings after income tax                            42,845          98,290              4,842          25,167               125,680

Minority interest in subsidiaries' results, net       1,325        (70,530)                313        (22,197)              (94,147)
                                                  ----------    ------------    ---------------    ------------    -----------------
Net earnings from continuing activities              44,171          27,760              5,155           2,970                31,533

Cumulative effect as at beginning of year of          (664)
change in accounting method                                               -                  -               -                     -
                                                  ----------    ------------    ---------------    ------------    -----------------
Net earnings for the period                          43,506          27,760              5,155           2,970                31,533


Basic and diluted earnings (loss) per ordinary
share
Continuing activities                                  2.67            1.70               0.31            0.18                  1.93
Cumulative effect as at beginning of the year
of change in accounting method                       (0.04)               -                  -               -                     -
                                                  ----------    ------------    ---------------    ------------    -----------------
Net earnings per share                                 2.63            1.70               0.31            0.18                  1.93

(i)      Regarding discontinuance of the consolidation of Makhteshim Agan Industries, see Note 3B(1) in the Consolidated Financial
         Statements January-September 2005 (Unaudited)

(ii)     Regarding reclassification of the statement of income, see Note 1A (4) in the Consolidated Financial Statements
         January-September 2005 (Unaudited)


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

Koor Industries Ltd.                                                                                        (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet as at


                                                                  September 30                 December 31
                                                             2005(iii)             2004               2004
                                                          -------------    -------------    ---------------
                                                                    Unaudited                      Audited
                                                          ------------------------------    ---------------
Assets                                                                Convenience translation
Current assets:                                                     (U.S. dollars in thousands)
Cash and cash equivalents                                       68,015          184,417            134,256
Short-term deposits and investments                            107,376          117,600             90,576
Trade receivables                                              130,323          445,208            472,727
Other accounts receivable                                       35,184          131,201            115,046
Inventories and work in progress, net                           59,662          442,353            499,105
Assets designated for sale                                       8,959            9,125              9,083
                                                          -------------    -------------    ---------------
Total current assets                                           409,519        1,329,904          1,320,794

Investments and Long-Term Receivables
Investments in affiliates                                      627,136          175,090            299,078
Other investments and receivables                              150,863          103,280            106,357
                                                          -------------    -------------    ---------------
Total Investments and Long-Term Receivables                    777,999          278,370            405,435

Fixed assets, net                                              181,528          645,975            620,467
Other assets, net                                               10,027          541,013            512,714
                                                          -------------    -------------    ---------------
Total Assets                                                 1,379,073        2,795,262          2,859,410
                                                          =============    =============    ===============

Liabilities and Shareholders' Equity
Current liabilities:
Credits from banks and others                                  112,497          302,520            378,090
Trade payables                                                  54,220          307,348            362,648
Other payables                                                 103,163          302,060            297,834
Customer advances, net                                          47,860           51,001             45,935
                                                          -------------    -------------    ---------------
Total current liabilities                                      317,740          962,929          1,084,507

Long-Term Liabilities
net of current maturities:

Bank loans                                                     376,812          496,615            480,230
Other loans                                                     19,449           52,602             28,930
Convertible debentures consolidated company                          -          146,216            140,539
Convertible debentures                                          84,065                -                  -
Customer advances                                               23,300           25,345             30,919
Deferred taxes                                                   1,593           55,805             52,298
Liability for employee severance benefits, net                   9,727           45,277             42,881
                                                          -------------    -------------    ---------------
Total long-term liabilities                                    514,946          821,860            775,797

Convertible debentures of consolidated company                    -              52,092             35,905
Minority Interest                                               29,118          530,613            555,096
Shareholders' Equity                                           517,269          427,768            408,105
                                                          -------------    -------------    ---------------
Total Liabilities and Shareholders' Equity                   1,379,073        2,795,262          2,859,410
                                                          =============    =============    ===============

(iii)    Regarding discontinuance of the consolidation of Makhteshim Agan Industries, see Note 3B(1), and discontinuance of the proportional consolidation of Telrad Networks Ltd., see Note 3C(2) in the Consolidated Financial Statements
         January-September 2005 (Unaudited)



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